UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-35895
CUSIP NUMBER 25213A107

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dex Media, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2200 West Airfield Drive, P.O. Box 619810
Address of Principal Executive Office (Street and Number)

D/FW Airport, Texas 75261
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dex Media, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the period ended December 31, 2015 (the “Annual Report”). The Company has been delisted from the NASDAQ Stock Market, and the Company had less than 300 holders of record as of January 1, 2016 and filed a Form 15 suspending its filing obligation under Section 15(d) of the Securities Exchange Act of 1934, as amended, for 2016.

The Company has detected a tax accounting error for the year ended December 31, 2010 related to the calculation of tax attributes (including NOLs carryforwards, tax asset basis, etc.) across its subsidiary legal entities from cancellation of debt income that occurred upon the Company’s emergence from a Chapter 11 bankruptcy proceeding on January 31, 2010. When corrected, the revised apportionment of cancellation of debt income is expected to produce a material change in the Company’s overall tax attributes in 2010, as well as in subsequent years as the tax attributes are rolled forward from year to year.

The Company is in the process of recalculating its income tax provision (benefit) and the accumulated deferred tax balances for each year in sequential order. Correction of the error could have a material impact on the income tax provision (benefit), retained earnings and deferred tax balances reported in the Company’s previously issued financial statements for the years ended December 31, 2010 through 2014. As a result, the Company is unable to file its annual report within the time period or within the 15-day extension period permitted by the applicable rules of the Securities and Exchange Commission without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Paul D. Rouse	972	453-7000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates, based on the information currently available to it, that its results of operations for the year ended December 31, 2015 will change significantly from the results of operations for the year ended December 31, 2014. During 2015, the Company’s results of operations were primarily impacted by significant declines in operating revenue due to reduced advertiser spending, reflecting continued competition from other advertising media (including the Internet, cable television, newspaper and radio).

The table below includes the Company’s preliminary information regarding its results of operations for the year ended December 31, 2015 as compared with its results for the year ended December 31, 2014. These preliminary results are based upon currently available information and are subject to finalizing the Company’s recalculation of income tax provision (benefit) and the accumulated deferred tax balances for the years ended December 31, 2010 through December 2014. Preliminary results are inherently uncertain and subject to change. The Company’s preliminary results contained in the table below may differ from actual results. During the course of the preparation of the financial statements and related notes, additional items that would require material adjustments to the preliminary results presented below may be identified.

Selected Income Statement Data (1):

(Unaudited)

Year Ended December 31,	2014	2015
	(in millions)
Operating Revenue	$1,815	$1,501
Operating Expenses
Selling	436	345
Cost of service (exclusive of depreciation and amortization)	576	511
General and administrative	164	181
Depreciation and amortization	643	410
Total Operating Expenses	1,819	1,447
Operating (Loss)	(4)	54
Interest expense, net	356	349
(Loss) Before Gains on Early Extinguishment of Debt and Provision (Benefit) for Income Taxes	(360)	(295)
Gains on early extinguishment of debt	2	1
(Loss) Before Provision (Benefit) for Income Taxes	(358)	(294)

Selected Balance Sheet Data (as of end of period):
Cash and cash equivalents	$171	$175
Total debt	2,396	2,301

(1) Subject to finalizing the Company’s recalculation of income tax provision (benefit) and the accumulated deferred tax balances for the years ended December 31, 2010 through December 2014, as well as any other changes to preliminary results.

Cautionary Statement Regarding Forward-Looking Statements

Many of the statements included in this Form 12b-25 constitute “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. In particular, they include statements relating to the Company’s financial performance and financial results. These forward-looking statements are based on preliminary results and are subject to the finalization of the Company’s financial statements for the year ended December 31, 2015. Readers are cautioned that forward-looking statements are not guarantees of operating and financial performance or results, past or future, and involve substantial risks and uncertainties that cannot be predicted or quantified, and, consequently, the actual performance of the Company may differ materially from those expressed or implied by such forward-looking statements. The forward-looking statements included in this Form 12b-25 speak only as of the date hereof and other than as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Dex Media, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2016	Dex Media, Inc.

		By:	/s/ Paul D. Rouse
		Name:	Paul D. Rouse
		Title:	Executive Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).